Exhibit 99.1

Jiayuan Announces Fourth Quarter and Full Year 2012 Financial Results

BEIJING, Feb. 27, 2013 /PRNewswire-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan”) (DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights[1]

•                  Net revenues for the fourth quarter 2012 were RMB110.5 million (US$17.7 million), a year-over-year increase of 24.8%.

•                  Operating income for the fourth quarter 2012 was RMB12.7 million (US$2.0 million), compared to operating loss of RMB4.3 million for the corresponding quarter of 2011. The increase in operating income was a result of strong growth in Jiayuan’s online services, as well as reduced operational expenses. Excluding share-based compensation, non-GAAP[2] operating income for the fourth quarter 2012 was RMB17.4 million (US$2.8 million), compared to non-GAAP operating loss of RMB322,000 for the corresponding quarter of 2011.

•                  Net income attributable to Jiayuan for the fourth quarter 2012 was RMB17.2 million (US$2.8 million), compared to net loss attributable to Jiayuan of RMB1.2 million for the corresponding quarter of 2011. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for the fourth quarter of 2012 was RMB22.0 million (US$3.5 million), compared to RMB2.8 million for the corresponding quarter of 2011.

Full Year 2012 Highlights

•                  Net revenues for full year 2012 were RMB410.8 million (US$65.9 million), a year-over-year increase of 24.0%.

•                  Operating income for full year 2012 was RMB51.8 million (US$8.3 million), a year-over-year increase of 30.1%. Excluding share-based compensation, non-GAAP operating income for full year 2012 was RMB65.2 million (US$10.5 million), representing a year-over-year decrease of 7.4% from RMB70.3 million for the previous year.[3]

•                  Net income attributable to Jiayuan for full year 2012 was RMB58.9 million (US$9.5 million), a year-over-year increase of 58.2%. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for full year 2012 was RMB72.3 million (US$11.6 million), a 6.7% year-over-year increase.

“Despite the fourth quarter being Jiayuan’s traditionally slow season, our focus on improving user experience and providing the best results for marriage-minded singles helped drive solid revenue growth of 24.8% year-on-year,” said Mr. Linguang Wu, CEO of Jiayuan. “We continued to pursue our segmentation strategy with the acquisition of juedui100.com, one of China’s top online dating websites, which will become an important supplement to Jiayuan.com and our rapidly expanding members-only website, izhenxin.com.”

“We saw strong mobile usage during the quarter, which helped to drive encouraging ARPU as users spend more time on the Jiayuan platform,” added Mr. Wu. “Our smart phone apps continue to be enormously popular in China, and we were pleased to receive multiple awards for them in the fourth quarter. In the quarters ahead, we will continue to improve our user experience with new products, and will introduce new services catering to mobile users.”

“In the fourth quarter, we continued to increase the efficiency and effectiveness of our marketing activities, reflected in lower marketing expenses than anticipated for the quarter. Looking to 2013, we expect marketing expenses to be stable as we launch innovative new products and strengthen our lead in the industry,” said Mr. Shang Koo, CFO of Jiayuan. “We are in the process of finalizing the acquisition of new office space nearby our current location, which we expect to close in the first quarter. While we expect additional costs in the next two quarters related to our relocation, our new office space will allow us to better control costs and provide a stable work environment for our future growth.”

Fourth Quarter 2012 Operational Results

The number of average monthly active user accounts[4] for the fourth quarter 2012 was 5,123,265, compared to 5,179,713 for the corresponding period of 2011 and 5,242,237 for the previous quarter.

The number of average monthly paying user accounts[5] for the fourth quarter 2012 was 1,233,466, compared to 1,172,159 for the corresponding period of 2011 and 1,272,185 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the fourth quarter 2012 was RMB26.5, compared to RMB21.5 for the corresponding period in 2011 and RMB26.5 for the previous quarter.

Fourth Quarter 2012 Financial Results

Jiayuan reported net revenues of RMB110.5 million (US$17.7 million) for the fourth quarter of 2012, representing a year-over-year increase of 24.8% from RMB88.6 million, primarily due to the strong growth of online services, and a slight decrease compared to RMB113.5 million for the previous quarter due to seasonal slowdown in user activity.

•                  Online services contributed RMB98.1 million (US$15.7 million), or 88.7% of net revenues for the fourth quarter of 2012, representing a year-over-year increase of 29.6% from RMB75.7 million, and compared to RMB101.1 million for the previous quarter. The year-over-year increase was mainly attributable to the increase in paying user accounts and ARPU. The slight sequential decline was due to seasonal slowdown in user activity during the winter months.

•                  Events and VIP services contributed RMB12.4 million (US$2.0 million), or 11.3% of net revenues for the fourth quarter of 2012, representing a year-over-year decrease of 2.0% from RMB12.7 million due to internal restructuring of the offline business that occurred in the first half of 2012, and a quarter-over-quarter increase of 2.9% from RMB12.1 million due to the recovery of our VIP business.

Cost of revenues for the fourth quarter of 2012 was RMB38.2 million (US$6.1 million), representing a year-over-year increase of 29.4% from RMB29.6 million, and compared to RMB39.6 million for the previous quarter. The yearly increase was in line with the strong growth of online services.

Gross profit for the fourth quarter of 2012 was RMB72.3 million (US$11.6 million), representing a year-over-year increase of 22.5% from RMB59.0 million, and compared to RMB73.9 million for the previous quarter.

Selling and marketing expenses were RMB40.7 million (US$6.5 million) for the fourth quarter of 2012, representing a year-over-year decrease of 5.4% from RMB43.0 million, and a quarter-over-quarter increase of 8.6% from RMB37.5 million. The year-over-year decrease was primarily due to a marketing campaign conducted in the corresponding quarter of 2011. The sequential increase was due to increased marketing activities.

General and administrative expenses were RMB13.9 million (US$2.2 million) for the fourth quarter of 2012, representing a year-over-year decrease of 13.0% from RMB16.0 million for the fourth quarter of 2011 due to lower provisions for year-end bonuses and better cost controls. There was a sequential decrease of 8.6% from RMB15.2 million for the third quarter of 2012. The quarter-over-quarter decrease was primarily due to better cost controls.

Research and development expenses were RMB5.0 million (US$797,000) for the fourth quarter of 2012, representing a year-over-year increase of 14.9% from RMB4.3 million for the corresponding quarter of 2011, and a quarter-over-quarter increase of 13.0% from RMB4.4 million for the third quarter of 2012. The increase was primarily due to an increase in the number of research and development personnel as part of Jiayuan’s segmentation strategy, and continued investment in research and development for Jiayuan’s online and wireless services.

Operating income for the fourth quarter of 2012 was RMB12.7 million (US$2.0 million), compared to operating loss of RMB4.3 million for the corresponding quarter of 2011, and operating income of RMB16.7 million in the previous quarter. The year-over-year increase was due to strong growth in Jiayuan’s online business, as well as better cost controls. The sequential decrease was primarily due to the increase of selling and marketing expenses. Excluding share-based compensation expenses, non-GAAP operating income for the fourth quarter of 2012 was RMB17.4 million (US$2.8 million), compared to non-GAAP operating loss of RMB322,000 for the corresponding quarter of 2011, and non-GAAP operating income of RMB21.0 million for the previous quarter.

Foreign currency exchange net gain for the fourth quarter of 2012 was RMB745,000 (US$120,000), compared to foreign currency exchange net loss of RMB1.4 million for the third quarter of 2012 and foreign currency exchange net gain of RMB2.8 million for the corresponding quarter of 2011. The foreign currency exchange net gain for the fourth quarter of 2012 was mainly attributable to RMB appreciation against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO have been converted into RMB and are being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income attributable to Jiayuan[6] for the fourth quarter of 2012 was RMB17.2 million (US$2.8 million), compared to net loss attributable to Jiayuan of RMB1.2 million for the corresponding quarter of 2011, and net income attributable to Jiayuan of RMB15.9 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income attributable to Jiayuan for the fourth quarter of 2012 was RMB22.0 million (US$3.5 million), compared to RMB2.8 million for the corresponding quarter of 2011, and RMB20.2 million for the previous quarter.

Basic and diluted net income per ADS[7] for the fourth quarter of 2012 were RMB0.57 (US$0.09) and RMB0.56 (US$0.09), respectively, compared to basic and diluted net loss per ADS of RMB0.04 for the corresponding quarter of 2011, and basic and diluted net income per ADS of RMB0.52 and RMB0.51, respectively, for the third quarter of 2012.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the fourth quarter of 2012 were RMB0.73 (US$0.12) and RMB0.71 (US$0.11), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.09 for the corresponding quarter of 2011 and non-GAAP basic and diluted net income per ADS of RMB0.66 and RMB0.64, respectively, for the third quarter of 2012.

As of December 31, 2012, Jiayuan had cash and cash equivalents and short-term deposits of RMB490.7 million (US$78.8 million). Cash flows used for operating activities for the fourth quarter of 2012 were RMB7.6 million (US$1.2 million), which consisted primarily of prepayment for service/advertising expenses made to third-party service providers.

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the fourth quarter of 2012 was 30.8 million. As of December 31, 2012, the Company had 32.1 million ADSs outstanding, including 0.3 million ADSs issued to the depository for future exercise of options.

Full Year 2012 Financial Results[8]

Jiayuan reported net revenues of RMB410.8 million (US$65.9 million) for full year 2012, representing an increase of 24.0% from RMB331.2 million for full year 2011, primarily due to the strong growth in Jiayuan’s online services.

•                  Online services contributed RMB362.5 million (US$58.2 million), or 88.2% of net revenues for full year 2012, representing an increase of 30.8% from RMB277.2 million for the previous year due to the steady increase of ARPU and paying users.

•                  Events and VIP services contributed RMB47.4 million (US$7.6 million), or 11.5% of net revenues for full year 2012, representing a decrease of 7.4% from RMB51.2 million for the previous year due to internal restructuring of the offline businesses in the first half of 2012.

Cost of revenues for full year 2012 was RMB143.7 million (US$23.1 million), representing an increase of 37.1% from RMB104.8 million from the previous year. This increase was primarily attributable to the expansion of online services.

Gross profit for full year 2012 was RMB267.1 million (US$42.9 million), representing an increase of 18.0% from RMB226.4 million for the previous year.

Selling and marketing expenses were RMB143.4 million (US$23.0 million) for full year 2012, representing an increase of 29.7% from RMB110.5 million for the previous year. The increase was attributable to increased marketing spending in line with higher advertising prices.

General and administrative expenses were RMB54.4 million (US$8.7 million) for full year 2012, representing a decrease of 15.5% from RMB64.3 million for the previous year. The year-over-year decrease was due to IPO-related share-based compensation expenses of RMB17.5 million for the second quarter of 2011. This was partially offset by increase in labor cost and an increase in administrative expenses associated with a listed company.

Research and development expenses were RMB17.6 million (US$2.8 million) for full year 2012, representing an increase of 49.1% from RMB11.8 million for the previous year. This increase was primarily due to continued investment in research and development for Jiayuan’s online and wireless services.

Operating income for full year 2012 was RMB51.8 million (US$8.3 million), representing an increase of 30.1% from RMB39.8 million for the previous year. Excluding share-based compensation expenses, non-GAAP operating income for full year 2012 was RMB65.2 million (US$10.5 million), representing a decrease of 7.4% from RMB70.3 million for the previous year, which was primarily attributable to higher sales and marketing expenses in 2012.

Foreign currency exchange net loss for full year 2012 was RMB1.8 million (US$296,000), compared to foreign currency exchange net gain of RMB8.9 million for the previous year. The foreign currency exchange net loss for full year 2012 was mainly attributable to RMB exchange rate fluctuations during the year. Part of the proceeds from Jiayuan’s IPO have been converted into RMB and are being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income attributable to Jiayuan for full year 2012 was RMB58.9 million (US$9.5 million), representing an increase of 58.2% from RMB37.2 million for the previous year. Excluding share-based compensation expenses, non-GAAP net income attributed to Jiayuan for full year 2012 was RMB72.3 million (US$11.6 million), representing an increase of 6.7% from RMB67.8 million for the previous year.

Basic and diluted net income per ADS for full year 2012 were RMB1.91 (US$0.31) and RMB1.85 (US$0.30), respectively, compared to basic and diluted net income of RMB0.81 and RMB0.76, respectively, for the previous year.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for full year 2012 were RMB2.34 (US$0.38) and RMB2.27 (US$0.36), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB1.96 and RMB1.84 for the previous year.

Recent Development

Jiayuan is in the process of finalizing the acquisition of a new office space near the Company’s current location for a total consideration of RMB74.2 million (US$11.9 million), using its available cash on hand. The acquisition is expected to close in the first quarter of 2013.

First Quarter 2013 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB106 million to RMB108 million for the first quarter of 2013. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, February 27, 2013, at 8:00 p.m. U.S. Eastern Time (9:00 a.m. February 28, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States:	+1-646-2543-515
United States (Toll-free) :	+1-855-5008-701
Hong Kong:	+852-3051-2745
China:	400-1200-654
International/All other regions:	+ 65-6723-9385
Passcode:	99359335

A replay of the conference call may be accessed by phone at the following number until March 6, 2013:

International:	+61-2-8199-0299
Passcode:	99359335

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2012, according to iResearch. Jiayuan recorded an average of 5.1 million monthly active user accounts in the fourth quarter of 2012. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income/(loss), net income/(loss) to Jiayuan.com International Ltd, net income/(loss) attributable to ordinary shareholders and net income/(loss) per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

[1] This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter and the year ended December 31, 2012, were made at an exchange rate of RMB6.2301 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2012. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

[2] Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

[3] General and administrative expenses for full year 2011 included IPO-related share-based compensation expenses of RMB17.5 million in relation to the share-based awards granted to contractors and current and former employees which were fully vested upon the completion of Jiayuan’s IPO in May 2011.

[4] Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platform at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the fourth quarter of 2012, average monthly active user accounts include active user accounts from izhenxin.com for 71 days and juedui100.com for 19 days.

[5] In the fourth quarter of 2012, average monthly paying user accounts include paying user accounts from izhenxin.com for 71 days and juedui100.com for 19 days.

[6] Since the third quarter of 2011, net income/(loss) attributable to Jiayuan is equivalent to net income/(loss) attributable to ordinary shareholders as all outstanding preferred shares were converted into ordinary shares upon the completion of Jiayuan’s IPO in May 2011.

[7] Basic and diluted net income/(loss) per ADS are calculated based on net income/(loss) attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

[8] The unaudited financial information disclosed in this press release is preliminary. The preparation of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2012 is still in progress. Adjustments to the financial information may be identified when the preparation work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

For investor and media inquiries, please contact:

Beijing

Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Yue Yu

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,	September 30,	December 31,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	181,340	433,507	257,709	41,365
Short-term deposits	404,500	159,035	233,025	37,403
Term deposits — current portion	—	10,000	10,000	1,605
Available-for-sale securities	—	5,010	5,047	810
Accounts receivable, net	16,294	28,306	40,102	6,437
Deferred tax assets	3,045	3,095	2,571	413
Prepaid expenses and other current assets	12,927	23,269	44,583	7,156
Total current assets	618,106	662,222	593,037	95,189
Non-current assets:
Term deposits	10,000	—	—	—
Prepaid expenses and other receivable - non-current portion	—	3,000	74,240	11,916
Property and equipment, net	27,599	23,198	22,431	3,600
Goodwill	—	—	789	127
Intangible assets	—	—	4,569	733
Total assets	655,705	688,420	695,066	111,565

LIABILITIES
Current liabilities:
Deferred revenue — current portion	78,547	103,363	109,772	17,620
Accounts payable	—	107	1,166	187
Accruals and other current liabilities	28,817	28,355	23,458	3,765
Income tax payable	14,824	13,282	12,483	2,004
Total current liabilities	122,188	145,107	146,879	23,576
Non-current liabilities:
Deferred revenue — non-current portion	—	1,103	801	129
Total Liabilities	122,188	146,210	147,680	23,705

SHAREHOLDERS’ EQUITY
Ordinary shares	339	343	343	55
Additional paid-in capital	522,470	531,252	536,173	86,062
Statutory reserves	5,792	5,792	9,502	1,525
Retained earnings	7,956	49,656	63,183	10,140
Treasury shares	—	(44,064)	(58,003)	(9,310)
Foreign currency translation adjustments	(3,040)	(769)	(3,812)	(612)
Total shareholders’ equity	533,517	542,210	547,386	87,860
Total liabilities and shareholders’ equity	655,705	688,420	695,066	111,565

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	Dec 31, 2011	Sept 30, 2012	Dec 31, 2012
	RMB	RMB	RMB	US$
Net revenues	88,592	113,489	110,529	17,741
Cost of revenues	(29,558)	(39,629)	(38,235)	(6,137)
Gross profit	59,034	73,860	72,294	11,604
Operating expenses:
Selling and marketing expenses	(43,041)	(37,495)	(40,721)	(6,536)
General and administrative expenses	(16,021)	(15,247)	(13,938)	(2,237)
Research and development expenses	(4,318)	(4,393)	(4,963)	(797)
Total operating expenses	(63,380)	(57,135)	(59,622)	(9,570)
Operating (loss)/income	(4,346)	16,725	12,672	2,034
Interest income, net	3,031	3,442	2,953	474
Foreign currency exchange gain/(losses), net	2,761	(1,422)	745	120
Other income/(expenses), net	1,955	(179)	2,230	358
Income before income tax	3,401	18,566	18,600	2,986
Income tax expenses	(4,606)	(2,632)	(1,363)	(219)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(1,205)	15,934	17,237	2,767
Net (loss)/income per ADS — Basic	(0.04)	0.52	0.57	0.09
Net (loss)/income per ADS — Diluted	(0.04)	0.51	0.56	0.09
ADSs used in computing basic net income/(loss) per ADS	31,296,296	30,765,750	30,070,191	30,070,191
ADSs used in computing diluted net income/(loss) per ADS	31,296,296	31,443,850	30,777,619	30,777,619

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve months ended,
	December 31, 2011	December 31, 2012
	RMB	RMB	US$
Net revenues	331,241	410,803	65,938
Cost of revenues	(104,814)	(143,685)	(23,063)
Gross profit	226,427	267,118	42,875
Operating expenses:
Selling and marketing expenses	(110,521)	(143,376)	(23,013)
General and administrative expenses	(64,310)	(54,367)	(8,727)
Research and development expenses	(11,796)	(17,587)	(2,823)
Total operating expenses	(186,627)	(215,330)	(34,563)
Operating income	39,800	51,788	8,312
Interest income, net	5,077	13,323	2,138
Foreign currency exchange gain/(losses), net	8,911	(1,845)	(296)
Other income, net	1,562	4,898	786
Income before income tax	55,350	68,164	10,940
Income tax expenses	(18,107)	(9,227)	(1,481)
Net income attributable to Jiayuan.com International Ltd.	37,243	58,937	9,459
Accretion of redeemable convertible preferred shares	(3,222)	—	—
Income allocated to participating preferred shareholders	(12,681)	—	—
Net income attributable to ordinary shareholders	21,340	58,937	9,459
Net income per ADS — Basic	0.81	1.91	0.31
Net income per ADS — Diluted	0.76	1.85	0.30
ADSs used in computing basic net income per ADS	26,431,860	30,864,876	30,864,876
ADSs used in computing diluted net income per ADS	28,256,555	31,828,732	31,828,732

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended December 31, 2011			Three Months Ended September 30, 2012			Three Months Ended December 31, 2012
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non- GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating (loss)/income	(4,346)	4,024	(322)	16,725	4,260	20,985	12,672	4,724	17,396
Net (loss)/income attributable to Jiayuan.com International Ltd.	(1,205)	4,024	2,819	15,934	4,260	20,194	17,237	4,724	21,961
Net (loss)/income attributable to ordinary shareholders	(1,205)	4,024	2,819	15,934	4,260	20,194	17,237	4,724	21,961
Basic net (loss)/income per ADS	(0.04)		0.09	0.52		0.66	0.57		0.73
Diluted net (loss)/income per ADS	(0.04)		0.09	0.51		0.64	0.56		0.71
ADSs used in computing basic net (loss)/income per ADS	31,296,296		31,296,296	30,765,750		30,765,750	30,070,191		30,070,191
ADSs used in computing diluted net (loss)/income per ADS	31,296,296		32,970,806	31,443,850		31,443,850	30,777,619		30,777,619

Note:

(a) To adjust for share-based compensation expense.

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve Months Ended December 31, 2011			Twelve Months Ended December 31, 2012
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non- GAAP
Operating income	39,800	30,542	70,342	51,788	13,363	65,151
Net income attributable to Jiayuan.com International Ltd.	37,243	30,542	67,785	58,937	13,363	72,300
Net income attributable to ordinary shareholders	21,340	30,542	51,882	58,937	13,363	72,300
Basic net income per ADS	0.81		1.96	1.91		2.34
Diluted net income per ADS	0.76		1.84	1.85		2.27
ADSs used in computing basic net income per ADS	26,431,860		26,431,860	30,864,876		30,864,876
ADSs used in computing diluted net income per ADS	28,256,555		28,256,555	31,828,732		31,828,732

Note:

(a) To adjust for share-based compensation expense.